
FROM THE FARM

INVEST IN **FROM THE FARM**

Online digital farmers market connecting local consumers with locally grown food

fromthefarm.org Cody, WY

Highlights

1. A life time of experience from cattle ranching, USDA meat processing, and E-commerce sales
2. A proven team of developers who have built and scaled successful SAAS companies
3. Successful MVP launch in March 2024
4. More than 192 small farms and ranches have been in process of joining our platform since the launch
5. Raised $540,000 in June of 2024. ($369,000 in cash and $171,000 in donated services)

Featured Investor



Braden Jensen
Syndicate Lead

Follow

Invested $5,000

"I truly believe this is the only way we can take back our food sovereignty. We have no idea where our food comes from, how it was raised, and who raised it. This disconnect has allowed for corruption to seep into our food supply damaging our health, economy, and ranching roots across American. This is a way to connect ranchers and producers. Americans feeding Americans is what we deserve. Big corporations are slowly dwindling our herds, due to unfair markets, and price fixing. Cattlemen are..."

Read More

Our Team



AJ Richards Founder/CEO

US Army Combat Vet, 21 years married, 3 kids, Homestead in Wyoming, Man of faith



Brooke Ence Co-Founder/VP

CrossFit Games competitor, Actress in Wonder Woman and Justice League, Rancher, Multi business entrepreneur



Brigham Timpson COO

Bachelor of Mechanical Engineering from the University of Utah, Entrepreneur, Scaled operations in SaaS, Part-time farmer



Jared Zitting Head of Software Development

Founded and developed multiple startups, Husband, Father, Farming



Isaac Barlow Board Member/Advisor

Founded and successfully sold busybusy, Expert in software development, Skilled in developing intuitive software solutions, Experienced in scaling tech platforms, Focuses on bridging technology with practical industry needs.

Pitch


WELCOME TO FROM THE FARM
A digital marketplace that reconnects consumers with local producers

Problem

THE AMERICAN FOOD SYSTEM IS BROKEN

A HANDFUL OF COMPANIES CONTROL 85% OF THE MEAT SUPPLY	Four companies control 85% of the US meat market, and two are Brazilian-owned. Government policies favor large corporate farms and packers. Less than 800,000 ranchers are left in the US—2% of our population is all that grows food.
SMALL FAMILY FARMS AND RANCHES ARE GOING OUT OF BUSINESS	Between 1987 and 2012, the U.S. lost nearly 600,000 small—to medium-sized family farms as agriculture increasingly shifted towards larger industrial-scale operations.
CORPORATE CAPTURED PRODUCERS	Corporate food giants make cheap food at the expense of quality and long-term health.
OUR SUPPLY CHAIN IS FRAGILE	The COVID-19 pandemic highlighted vulnerabilities in the U.S. food supply chain; for instance, meat processing disruptions led to a 40% drop in processing capacity, severely affecting farmers.
KNOWING WHERE YOUR FOOD COMES FROM	Your food is way better traveled than you are, and what does it take to keep food from spoiling during those long trips? Chemicals, genetic manipulation, freezing, and love of money. Freshness and nutrition take a back seat on your food's road trip.

Solution

A DIGITAL MARKETPLACE THAT RECONNECTS CONSUMERS WITH LOCAL PRODUCERS

FOR PRODUCERS	Our mission is to provide you with the tools and platform to sell directly to customers, bypassing big corporations and keeping more profits in your pocket. We're here to support you with marketing, technology, and a strong network of fellow producers.
FOR CONSUMERS	Our mission is to create a marketplace that lets you "Shake the Hand that Feeds You." We want you to enjoy the best local meats, produce, and more while supporting hardworking farmers and ranchers in your community.

From The Farm simplifies the process for farmers and ranchers selling directly to consumers, providing them with the tools to manage their online stores, process transactions, and maintain customer relationships.

Cutting out the middlemen ensures that most of the food dollars go directly to the producers, empowering them to sustain their operations and reinvest in their communities.

We are committed to building a parallel food economy that favors small to medium farms over large corporate entities, ensuring that food sovereignty remains in the people's hands.

We want consumers to have access to nutrient-dense, locally-produced food that supports their health and the environment. Imagine a world where you know precisely who grows your food and can trust its quality and freshness.

Traction

OVER 140,000 PEOPLE BELIEVE IN OUR MISSION

When we first announced the From the Farm project, I (AJ) had a modest following of just 2,000 people on Instagram. But in just six months, that number skyrocketed to 100,000. This incredible growth didn't happen by accident; it was a clear signal of the enthusiasm and support from people passionate about reconnecting with their food sources and supporting local farmers. This surge in followers underscores the public's readiness for a change and excitement for the mission we're championing. It's not just a project; it's a movement, and the overwhelming response we've received so far shows that people are eager to participate.

★★★★★

FROM THE FARM CUSTOMER

"I found these good folks from Back to Nature Farms in Nebraska via the FromTheFarm platform. This is amazing new technology if you care about getting great, direct-to-consumer food. I probably would have never found the Back to Nature folks otherwise, but I'm so glad I did. I ordered the tomahawk steaks, some sausage, and the pork jowl bacon (more about the bacon later)."

★★★★★

FROM THE FARM CUSTOMER

"Food arrived perfectly packed and cold despite rolling around 90+ degree heat to get to my home in Tennessee. Chad and Dawn reached out, answered my questions, and had genuine care that my delivery was received in good condition. When was the last time a big box store reached out to you? Never met them, but I can tell these are good people."

★★★★★

WILL HARRIS, WHITE OAKS PASTURES

"AJ, what you are doing, if successful, is exactly what needs to be done to fix the food supply chain. Hyper-local food systems must be the future to drive down costs in inputs and put us in a position where we can provide for our local communities."

★★★★★

CHELSEY H., BBARH PREMIUM MEATS

"We have been with From The Farm from the beginning & it's been so exciting to watch customers and fellow producers continue to jump on board! AJ and the team have been a delight to work with and are always readily available to help or answer any questions as they arise. They make it easy for not only the producers but also the customers! We believe in what they're doing and are so proud to be a part of it! With their vision, every consumer can actually 'shake the hand that feeds them.' how cool is that?! Thank you, From The Farm, for helping support family farms and ranches like ours."

★★★★★

FROM THE FARM CUSTOMER

"Do yourself a favor, reach out to these good folks for future meat purchases, and you won't be disappointed. Delivery, product, and, most importantly, service from Back to Nature and From the Farm made this a great experience. Great service isn't something we see all the time these days. Give these good folks a shot...you won't be disappointed"

★★★★★

CADEN MURPHY, OWNER OF CUTZ BEEF

"I am super excited to be part of From The Farm! I spend most of my time ranching and farming, and marketing my beef has always been my weak link in a 'farm-to-fork' type business. As soon as I saw AJ announcing From The Farm, I knew I needed to be a part of it. I knew he was my missing puzzle piece. Getting set up on the platform was super easy. I completed it in just a couple of hours. AJ was there to answer all my questions and has been awesome to work with. I am excited about this project and looking forward to the future."

Our Story

A WORD FROM OUR FOUNDER AND CEO

I grew up deeply connected to the land, but it wasn't until I served in Iraq and witnessed the dire conditions some families lived in that I truly understood the importance of a secure food supply. Fast forward to the early days of the pandemic, and I saw the writing on the wall—empty store shelves, food shortages, and a glaring vulnerability in our centralized food system.

As I navigated the challenges of selling beef directly from my family's ranch and later overseeing operations at a USDA meat processing facility in Cody, Wyoming, I realized that something had to change. The disconnect between producers and consumers was too significant, and the deck was stacked against small farmers and ranchers.

That's when the idea for From The Farm was born. I knew we needed a platform that would empower producers to control their destinies by connecting directly with consumers. This isn't just about selling food—it's about restoring food sovereignty, supporting family farms, and ensuring we never have to rely again on a fragile, centralized food system. This is not just a business idea; it's a personal mission that I was called to do, and every step along the way has reaffirmed that this mission is bigger than me—it's about all of us.

Team

FOUNDED BY A TEAM WITH A LIFETIME OF EXPERIENCE IN CATTLE RANCHING, USDA MEAT PROCESSING, AND E-COMMERCE SALES



AJ RICHARDS

Co-founder & CEO

Raised in a family with deep agricultural roots, AJ transitioned from urban life to homesteading in Cody, Wyoming. His journey began by selling beef directly from his family's ranch, which led him to oversee a USDA meat processing facility. This experience inspired him to develop software that connects farmers and consumers, making local, high-quality food accessible and supporting American producers.

BROOKE ENCE

Co-founder

A former CrossFit athlete and entrepreneur, Brooke founded the Naked Training Program in 2018, offering workouts for all fitness levels. Beyond fitness, she has appeared on TV and in films, including Justice League and Wonder Woman. Raised in Southern Utah, Brooke is passionate about ranching and connecting local food producers to consumers. She remains committed to community work and promoting healthy lifestyles.





BRIGHAM TIMPSON

COO

A mechanical engineer with a decade in software, he combines his business operations expertise with a passion for natural foods and local farming. With hands-on experience in farming and butchering, he understands the importance of quality food for his family. Living in rural Arizona, he enjoys access to locally grown meat, milk, and produce. Brigham is dedicated to connecting farmers and families.

JARED ZITTING

Head of Software Development

With over 12 years of experience in the technology sector, Jared has a proven track record of founding and developing multiple startups and contributing to the success of Fortune 500 companies. He is a dedicated family person, having been married for 12 years and raising four children. His background is rooted in a longstanding family tradition of farming.





ISAAC BARLOW

Board Member/Advisor

Isaac Barlow is an experienced entrepreneur and software expert known for developing and scaling user-friendly SaaS platforms. As the founder of busybusy, a construction management software company, he successfully grew and sold the business by catering to low-tech industries. Isaac is dedicated to bridging technology with practical industry needs, empowering both farmers and consumers by enhancing direct market access in agriculture.

Use of Funds

WE LAUNCHED THE FIRST ITERATION OF THE PLATFORM IN MARCH 2024, AND WE ARE READY TO TAKE IT TO THE NEXT LEVEL

Investors in From The Farm have the unique opportunity to be part of a movement reshaping American agriculture's future. Your investment will directly support the expansion of our platform, enabling us to reach more producers and consumers, enhance our software capabilities, and scale our marketing efforts.

With a proven team, a compelling mission, and a scalable business model, From The Farm is positioned to disrupt the current food system and create lasting change. The funds raised in this community round will be used to:

☑ Building a massive network of local growers.

☑ Marketing to help spread the word about From the Farm.

☑ Scaling operations to bring food to families.

☑ Support the movement to make America healthy again by making quality food accessible for everyone.

Join this movement to put the power back into the hands of the farmers and the people they feed.

FROM THE FARM FAQs

How does From the Farm work for consumers?

Consumers can browse local producers, view profiles, and purchase products directly through our website. We offer a transparent shopping experience that brings the farmers market to you.

What makes From the Farm different?

Our commitment is to community and quality over profit—privately owned means focusing on what's best for our food producers and consumers, not shareholders.

How do I sign up as a producer?

Producers can sign up through our website by filling out a profile questionnaire, which helps us understand and serve your unique needs.

What types of products are available on From the Farm?

We offer a wide range of products, including artisanal meats, organic produce, dairy, and more, all directly from trusted local producers.

How is product freshness guaranteed?

Our producers commit to best practices in harvest and delivery to ensure peak freshness. Many products can reach you within 7 days of harvest or prepared or meet you at a designated pick-up location coordinated by you and the producer on the platform.

How does From the Farm address environmental sustainability?

Sustainability is a core value. We practice this by supporting local agriculture, reducing food miles, and promoting eco-friendly packaging options.